Exhibit 99.4

ATLANTIC CITY ELECTRIC COMPANY

		For the Year Ended December 31,
	Nine Months Ended September 30, 2014	2013	2012	2011	2010	2009
	(millions of dollars)

Earnings
Net income for common stock	$39	$50	$35	$39	$53	$41
Preferred stock dividend	—	—	—	—	—	—
(Income) or loss from equity investees	—	—	—	—	—	—
Minority interest loss	—	—	—	—	—	—
Income tax expense	24	19	18	33	43	17

Pre-tax income for common stock	63	69	53	72	96	58
Add: Fixed charges*	51	72	75	74	69	72
Add: Distributed income of equity investees	—	—	—	—	—	—
Subtract: Interest capitalized	—	—	—	—	—	—
Subtract: Pre-tax preferred stock dividend requirement	—	—	—	—	—	—

Earnings	$114	$141	$128	$146	$165	$130

*Fixed Charges
Interest on long-term debt	$46	$65	$69	$69	$63	$67
Interest capitalized	—	—	—	—	—	—
Other interest	—	—	—	—	—	—
Amortization of debt discount, premium, and expense	2	3	2	2	3	2
Interest component of rentals	3	4	4	3	3	3
Pre-tax preferred stock dividend requirement	—	—	—	—	—	—

Fixed charges	$51	$72	$75	$74	$69	$72

Ratio of earnings to fixed charges	2.24	1.96	1.71	1.97	2.39	1.81